Exhibit 12.1


                         QUEST DIAGNOSTICS INCORPORATED
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                              PREFERRED DIVIDENDS
                     (DOLLARS IN THOUSANDS, EXCEPT RATIOS)

                                         FOR THE
                                          THREE
                                          MONTHS                    YEAR ENDED DECEMBER 31,
                                          ENDED      --------------------------------------------------
                                         MARCH 31,
                                          2001          2000      1999     1998      1997        1996
                                         ---------   --------------------------------------------------
Income (loss) before income taxes,
  equity earnings and minority
  share of income ...................    $ 64,388    $ 204,002  $ 20,473 $ 61,070  $(16,468) $(676,202)
Adjustments:
  Distributed income from less
    than 50% owned companies ........       1,104        2,952     1,740       --        --         --
  Fixed charges .....................      31,257      145,721    89,336   59,242    61,860     94,098
                                         --------    ---------  -------- --------- --------- ----------
Earnings before taxes and fixed
  charges, as adjusted ..............      96,749    $ 352,675  $111,549 $120,312  $ 45,392  $(582,104)
                                         ========    =========  ======== ========= ========= ==========
Fixed charges:
  Interest expense ..................      24,674    $ 120,471  $ 69,842 $ 43,977  $ 46,040  $  77,691
  Portion of rent expense which
    represents interest factor ......       6,583       25,250    19,494   15,265    15,820     16,407
                                         --------    ---------  -------- --------- --------- ----------
Total fixed charges .................    $ 31,257    $ 145,721  $ 89,336 $ 59,242  $ 61,860  $  94,098
                                         ========    =========  ======== ========= ========= ==========
Preferred dividends:
  Preferred dividend requirements ...    $     29    $     118  $    118 $    118  $    129  $      --
  Ratio of pre-tax income to net
    income ..........................         1.8          1.9     (11.3)    (2.0)      0.9        1.1
                                         --------    ---------  -------- --------- --------- ----------
  Pre-tax preferred dividend
    requirement .....................          53          225    (1,327)    (235)      110         --
Total fixed charges .................      31,257      145,721    89,336   59,242    61,860     94,098
                                         --------    ---------  -------- --------- --------- ----------
Fixed charges and pre-tax
  preferred dividend requirement ....    $ 31,310    $ 145,946  $ 88,009 $ 59,007  $ 61,970  $  94,098
                                         ========    =========  ======== ========= ========= ==========
Ratio of earnings to fixed charges ..        3.1x         2.4x      1.2x     2.0x     --(a)      --(a)

Ratio of earnings to combined fixed
  charges and preferred dividends ...        3.1x         2.4x      1.3x     2.0x     --(a)      --(a)


(a) Earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividend requirements by the following amounts (in thousands) in the years indicated:


                        YEAR ENDED DECEMBER 31,
                   ---------------------------------
                       1997                   1996
                   ------------          -----------
                     $ 16,578              $ 676,202